UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Air Industries Group
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00912N205
(CUSIP Number)

DAVID S. RICHMOND
RICHMOND BROTHERS, INC.
3568 Wildwood Avenue
Jackson, Michigan 49202
(517) 435-4040

GUY P. LANDER
CARTER LEDYARD & MILBURN LLP
2 WALL STREET, NEW YORK, NY 10005
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,480,680*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,480,680*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%*
14	TYPE OF REPORTING PERSON IA, CO

* Includes 312,000 Shares issuable upon the exercise of warrants.

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,333
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,333
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON RBI Private Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 857,059*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 857,059*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,059*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%*
14	TYPE OF REPORTING PERSON OO

* Includes 280,000 Shares issuable upon the exercise of warrants.

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 872,392*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 872,392*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,392*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%*
14	TYPE OF REPORTING PERSON OO

*	Includes 280,000 Shares issuable upon the exercise of warrants.

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,235
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 83,235
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 872,392!
	8	SHARED VOTING POWER 83,235
	9	SOLE DISPOSITIVE POWER 872,392!
	10	SHARED DISPOSITIVE POWER 3,480,680*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,353,072!*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%!*
14	TYPE OF REPORTING PERSON IN

! Includes 280,000 Shares issuable upon the exercise of warrants.
*	Includes 312,000 Shares issuable upon the exercise of warrants.

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,155
	8	SHARED VOTING POWER 83,235
	9	SOLE DISPOSITIVE POWER 9,155
	10	SHARED DISPOSITIVE POWER 3,480,680*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,489,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%*
14	TYPE OF REPORTING PERSON IN

*	Includes 312,000 Shares issuable upon the exercise of warrants.

CUSIP No. 00912N205

                    The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.          Interest in Securities of the Issuer.

                     Items 5(a)-(c) are hereby amended and restated to read as follows:

                   The aggregate percentage of Shares reported owned by each person named herein is based upon 32,000,155 Shares outstanding as of March 19, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2021.

A.	Richmond Brothers

(a)
As of the date hereof, 3,480,680 Shares were beneficially owned by the Separately Managed Accounts, including 312,000 Shares issuable upon the exercise of warrants. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 3,480,680 Shares beneficially owned by the Separately Managed Accounts.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 3,480,680
4.	Shared power to dispose or direct the disposition: 0

B.	RBI PII

(a)	As of the date hereof, RBI PII beneficially owned 15,333 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,333
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 15,333
4.	Shared power to dispose or direct the disposition: 0

C.	RBI PIII

(a)	As of the date hereof, RBI PIII beneficially owned 857,059 Shares, including 280,000 Shares issuable upon the exercise of warrants.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 857,059
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 857,059
4.	Shared power to dispose or direct the disposition: 0

D.	RBI Manager

(a)	As the manager of RBI PII and RBI PIII, RBI Manager may be deemed the beneficial owner of the 15,333 Shares owned by RBI PII and the 857,059 Shares beneficially owned by RBI PIII.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 872,392
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 872,392
4.	Shared power to dispose or direct the disposition: 0

E.	RBI Plan

(a)	As of the date hereof, the RBI Plan beneficially owned 83,235 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,235
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 83,235
4.	Shared power to dispose or direct the disposition: 0

F.	Mr. Richmond

(a)
As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may be deemed the beneficial owner of the (i) 4,321,837 Shares beneficially owned by the Separately Managed Accounts, (ii) 15,333 Shares owned by RBI PII, (iii) 857,059 Shares beneficially owned by RBI PIII, and (iv) 83,235 Shares owned by the RBI Plan.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 872,392
2.	Shared power to vote or direct vote: 83,235
3.	Sole power to dispose or direct the disposition: 872,392
4.	Shared power to dispose or direct the disposition: 3,480,680

G.	Mr. Curfman

(a)
As of the date hereof, Mr. Curfman directly beneficially owned 9,155 Shares. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may be deemed the beneficial owner of the (i) 4,321,837 Shares beneficially owned by the Separately Managed Accounts and (ii) 83,235 Shares owned by the RBI Plan.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 9,155
2.	Shared power to vote or direct vote: 83,235
3.	Sole power to dispose or direct the disposition: 9,155
4.	Shared power to dispose or direct the disposition: 3,480,680

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)          The transactions in the securities of the Issuer by the Reporting Persons during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021

Richmond Brothers, Inc.

By: /s/ David S. Richmond
       Name: David S. Richmond
       Title:   Chairman

RBI Private Investment II, LLC

By: RBI PI Manager, LLC
       Manager

By: /s/ David S. Richmond
      Name:  David S. Richmond
      Title:     Manager

RBI Private Investment III, LLC

By: RBI PI Manager, LLC
       Manager

By: /s/ David S. Richmond
      Name: David S. Richmond
      Title:    Manager

By: RBI PI Manager, LLC

By: /s/ David S. Richmond
      Name: David S. Richmond
      Title:   Manager

By:  Richmond Brothers 401(k) Profit Sharing Plan

By: /s/ David S. Richmond
      Name:  David S. Richmond
      Title:    Trustee

/s/ David S. Richmond
 David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Securities
Nature of Transaction	Purchased/(Sold)	Price per Security ($)	Date of Purchase/Sale

RICHMOND BROTHERS, INC.
(Through the Separately Managed Accounts)

Sale of common stock	10,000	1.61021	03/02/2021
Sale of common stock	10,000	1.61000	03/02/2021
Sale of common stock	8,310	1.62000	03/02/2021
Sale of common stock	10,518	1.61000	03/02/2021
Sale of common stock	8,537	1.61993	03/02/2021
Sale of common stock	5,069	1.62000	03/02/2021
Sale of common stock	2,974	1.61850	03/02/2021
Sale of common stock	12,293	1.60138	03/02/2021
Sale of common stock	4,952	1.66830	03/02/2021
Sale of common stock	10,000	1.60460	03/02/2021
Sale of common stock	4,080	1.61810	03/02/2021
Sale of common stock	2,610	1.62540	03/02/2021
Sale of common stock	10,518	1.61000	03/02/2021
Sale of common stock	10,000	1.50023	03/09/2021
Sale of common stock	1,531	1.51000	03/09/2021
Sale of common stock	4,133	1.51000	03/09/2021
Sale of common stock	9,330	1.47000	03/10/2021
Sale of common stock	3,826	1.47500	03/10/2021
Sale of common stock	1,571	1.54000	03/11/2021
Sale of common stock	5,567	1.53830	03/11/2021
Sale of common stock	1,620	1.52000	03/11/2021
Sale of common stock	10,000	1.55010	03/11/2021
Sale of common stock	1,703	1.55000	03/11/2021
Sale of common stock	5,129	1.53000	03/11/2021
Sale of common stock	2,450	1.53224	03/11/2021
Sale of common stock	6,131	1.55000	03/22/2021
Sale of common stock	7,643	1.55970	03/22/2021
Sale of common stock	2,108	1.57531	03/22/2021
Sale of common stock	2,116	1.59900	03/22/2021
Sale of common stock	2,702	1.44909	03/24/2021
Sale of common stock	6,892	1.44969	03/24/2021
Sale of common stock	2,979	1.55000	04/06/2021
Sale of common stock	3,497	1.49000	04/07/2021
Sale of common stock	10,000	1.45000	04/07/2021
Sale of common stock	1,833	1.46000	04/07/2021
Sale of common stock	4,591	1.41000	04/08/2021
Sale of common stock	10,000	1.40000	04/08/2021
Sale of common stock	2,101	1.41000	04/08/2021
Sale of common stock	4,356	1.40500	04/08/2021
Sale of common stock	10,000	1.40000	04/08/2021
Sale of common stock	2,500	1.40500	04/08/2021
Sale of common stock	3,036	1.26000	04/14/2021
Sale of common stock	2,727	1.17500	04/16/2021
Sale of common stock	2,303	1.17500	04/16/2021
Sale of common stock	2,121	1.18000	04/16/2021
Sale of common stock	10,000	1.21000	04/19/2021
Sale of common stock	1,757	1.21500	04/19/2021
Sale of common stock	3,215	1.21139	04/19/2021
Sale of common stock	1,937	1.24500	04/23/2021
Sale of common stock	5,223	1.34000	04/28/2021
Sale of common stock	7,095	1.36000	04/28/2021
Sale of common stock	3,359	1.34000	04/28/2021